

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

Adam Fleisher, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006-1470

Re: TPG Specialty Lending, Inc. (the "Fund")
        File Numbers 814-00854 & 333-196969

Dear Mr. Fleisher:

On June 23, 2014, the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act"). The Fund is an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and a business development company ("BDC") regulated under the Investment Company Act of 1940 ("1940 Act"). With this filing the Fund may offer, from time to time, in one or more offerings common stock, preferred stock, debt securities, subscription rights to purchase shares of common stock, warrants representing rights to purchase shares of common stock, preferred stock or debt securities, or units comprised of any combination of such securities. The Fund expects to make delayed offerings under Rule 415 under the Securities Act.

Your cover letter accompanying the filing requested selected review because the registration statement is substantially similar to the Fund's prior registration statement reviewed and declared effective by the staff in March of this year. With certain exceptions, we have limited our review of the filing. Our comments regarding the filing are set forth below.

General

1.   Confirm that the disclosure in the filing meets the type size requirements of Rule 420 under Regulation C of the Securities Act.

2.   The cover page of the submission indicates that this offering was made on Form N-2. The submission contains a prospectus, including financial statements, and Part C. No guidance accompanies the submission indicating whether all the information required by Parts A and B of Form N-2 have been included therein. Upon amending the filing to respond to the staff's comments, please include information indicating how and where the information required by the form has been presented.

3.   Because the disclosure in the prospectus provides only a generic description of the debt securities that the Fund may issue, please provide a representation that the Fund will not file a

prospectus supplement for a take-down of a debt offering referred to as "senior" unless the terms of such an offering are fully described in a post-effective amendment or a new registration statement that must be accelerated by the staff.

Facing Page

4.   Disclosure in footnote 5 states the following: "Each unit may consist of a combination of any one or more of the securities being registered hereunder and may also include securities issued by third parties, including the U.S. Treasury." In this connection, explain supplementally the other types of third party securities that may be included? Explain why you are offering units that include securities of third parties? Please provide us with an example of a "unit" and how it will be offered and priced. Please also provide an analysis explaining the basis for offering debt obligations of third parties, including U.S. Treasuries. In your response please address the following:

- Should the Fund be deemed to be either a distributor or a co-issuer of debt securities of third parties?
- Would a registration statement be filed for third party debt securities?
- Would third party debt securities, including U.S. Treasuries, be purchased directly from the third party or in the secondary market?

Because there is insufficient information provided in the filing on this matter, please add an undertaking to Part C indicating that the Fund will file a post-effective amendment before offering units which include a combination of other securities.

Prospectus Cover

5.   Disclosure in the seventh paragraph states that: "In the event we offer common stock, the offering price per share of our common stock less any underwriting discounts or commissions will <u>generally</u> not be less than the net asset value per share of our common stock at the time we make the offering." Either delete or explain the circumstances contemplated by the highlighted word. As stated in §23(b): "No registered closed-end company shall sell any common stock of which it is the issuer at a price below the current net asset value of such stock, exclusive of any distributing commission or discount . . ." *See* also, General Public Service Corporation, available June 24, 1963.

Prospectus, Inside Front Cover

6.   Revise the prominent statement appearing at the bottom of the page, the substance of which is required by Rule 481(b)(1) under the 1940 Act to reflect the changes brought about by the National Securities Markets Improvement Act of 1996.

7.   Prospectus supplements to be filed by the Fund in connection with each take down will contain the price table required by Item 1.1.g. of the Form N-2. Confirm that the table will contain expenses related to selling stockholders, where applicable.

ABOUT THIS PROSPECTUS
Page ii

8.   The first paragraph indicates that the Fund will use the shelf registration process and make delayed offerings under Rule 415 under the Securities Act. In light of disclosure elsewhere in this document indicating that the Fund may issue shares either directly or pursuant to rights offerings or units at below net asset value, add an undertaking to Part C to file a post-effective amendment which contains a prospectus prior to any offering of Fund securities below net asset value.

SUMMARY
Page 1

9.   Disclosure in the second paragraph defines certain entities. Other disclosure captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations" defines certain wholly owned subsidiaries. Still other affiliates are defined later in that same discussion. These disclosures should be combined at the beginning of the document so as to clearly list and identify entities that are repeatedly referred to throughout filing.

THE OFFERING
Page 12

10.   Disclosure in the first paragraph indicates that the Fund may issue shares at a price per share that is less than the Fund's net asset value per share by, among others means: "with the prior approval of the majority of our common stockholders." Although this provision is consistent with §23(b) applicable to closed-end funds, §63(2), applicable to BDCs requires approval by, among others means, a vote of a majority of a BDCs "outstanding securities." Please revise the disclosure to meet the requirements of §63(2), applicable to business development companies, which requires approval by a vote of a majority of the holders of a BDCs "outstanding voting securities."

FEES AND EXPENSES
Page 16

11.   Revise the fee table disclosure consistent with the following:

- disclose the time period covered by the table,

- disclosure captioned "Management And Other Agreements - *Investment Advisory Agreement; Administration Agreement; License Agreement,*" at page 113, in the fifth and sixth paragraphs, discusses past and future fee waivers. Footnote the substance of that disclosure to the fee table,
- in describing the waiver in the sixth paragraph, it is said that the adviser waived "its right to receive the Management Fee in excess of the sum of (i) 0.25% of aggregate committed

but undrawn capital and (ii) 0.75% of aggregate drawn capital . . . as determined as of the end of any calendar quarter." Provide disclosure that clarifies what this means or provide an illustration, and

- the second sentence of the second paragraph of footnote 4 states the following: "The estimate of our Management Fee referenced in the table is based on our gross assets (including cash and cash equivalents and assets purchased with borrowed money) and our net assets attributable to common stock as of March 31, 2014." The sentence is confusing and should be clarified.

RISK FACTORS
Regulations governing our operation as a BDC affect our ability to, and the way in which we, raise additional capital
Page 23

12.   In light of the following disclosure, add appropriate risk disclosure, including appropriate illustrations depicting the effects of dilution, with respect to offerings by the Fund of its common stock at prices below its current net asset value: "We currently do not intend to sell our common stock, or warrants, options or rights to acquire our common stock at a price below the then-current net asset value per share of our common stock but we may elect to do so if our Board determines that a sale is in the best interests of us and our stockholders, and our stockholders approve it." Some disclosure on this topic appears on page 150 under the caption "Description of Our Subscription Rights - *Dilutive Effects"* but a more robust discussion is needed.

RISK FACTORS
Risks Related to Our Portfolio Company Investments
We may securitize certain of our investments, which may subject us to certain structured financing risks
Page 36

13.   Disclosure under this caption indicates that, although the Fund has not done so, it could use its wholly owned subsidiary, TPG SL SPV, LLC, to form a CLO or other securitization vehicle in the future. Add disclosure which more fully describes the manner in which the subsidiary may be used.

Our investments in foreign companies may involve significant risks in addition to the risks inherent in U.S. investments
Page 41

14.   Disclosure in this and later sections indicates that the Fund may invest in U.S. and non-U.S. issuers. Explain to the staff whether this policy would permit the Fund to invest in securities of Russian banks, including securities issued by subsidiaries of Russian banks located outside of Russia? We may have further comments.

USE OF PROCEEDS
Page 50

15.   Disclosure in the second paragraph states that the Fund expects that it will take less than three months to invest offering proceeds depending on a number of circumstances, but then states: "However, we can offer no assurance that we will be able to achieve this goal."   If the delay may extend beyond three months, describe the reasons for and consequences of the delay. *See* Item 7.2 of Form N-2. If the investment process is delayed more than six months will the Fund obtain shareholder consent to go beyond six months as required by Guide 1 to Form N-2?

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Relationship with our Adviser, TSSP and TPG
Page 56

16.   Disclosure in the second paragraph refers to "TPG Specialty Lending." Clarify whether this is the Fund; earlier definitions do not refer to the Fund in this manner. In this connection, see comment 9.

SELLING STOCKHOLDERS
Page 130

17.   With respect to the selling stockholders named in the table, disclose the relationship of each stockholder to the Fund. *See* Regulation S-K, Rule 507.

DESCRIPTION OF OUR SECURITIES
DESCRIPTION OF OUR CAPITAL STOCK
Preferred Stock
Page 143

18.   Disclosure in this segment of the filing discusses preferred stock twice, once under the above caption and later under a caption devoted to preferred stock. Absent a good reason to position a discussion at this point, we suggest combining these discussions.

DESCRIPTION OF OUR PREFERRED STOCK
Page 148

19.   Revise the last paragraph of this discussion so as to remove the redundant disclosure.

DESCRIPTION OF OUR UNITS
Page 165

20.   Revise the above caption to disclose:

- whether units present any unusual or unique risks of which potential purchasers should be aware;
- how units are affected by the asset coverage requirements of the 1940 Act;
- whether units will have trading symbols of their own and/or whether holders will be able to trade the unit components individually;
- whether there are any voting right issues or conflicts with respect to unit components;
- explain how unit holders are to interpret per share disclosures, e.g., income and expense information, in Fund disclosure documents,
- describe the profile of rights of holders of such units, i.e., among others, their rights with respect to receipt of distributions, voting on matters submitted to a vote of shareholders, tendering shares in connection with any share repurchases, and how this will work for shareholders when shares are held in street name,
- explain to the staff the meaning of the last bullet, to wit: "fully registered or global form,"
- how the Fund benefits by issuing units;
- how this benefit differs from the Fund issuing individual unit components; and
- whether this benefit to the Fund gives rise to any disadvantage for shareholders in purchasing units, when compared to the individual components comprising the units.

In your response letter, please fully explain to the staff how the offering price will be allocated to the components of the units.

Although the Fund may, under the Act, sell its common shares at a price below NAV, could the offering of units indirectly result in the Fund selling shares of its common stock at a price below NAV outside of such authority? In your response letter, explain whether the units may be structured so as to, in effect, offer shares of the Fund's common stock at a price below NAV by lowering the price of the other securities included in a unit.

PLAN OF DISTRIBUTION
Page 176

21.   Explain supplementally the type of transactions contemplated in the discussion in the tenth paragraph which begins with the clause: "We or the selling stockholders may enter into derivative transactions with third parties . . ."

*   *   *   *   *   *   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,

/s/Larry L. Greene

Larry L. Greene
Senior Counsel

Tuesday, July 22, 2014